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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K  [_] Form 11-K  [_] Form 20-F
             [_] Form 10-Q  [_] Form N-SAR

              For Period Ended: September 30, 2002
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[_]  Transition Report on Form 10-K
[_]  Transition Report on Form 20-F
[_]  Transition Report on Form 11-K
[_]  Transition Report on Form 10-Q
[_]  Transition Report on Form N-SAR
For the Transition Period Ended:
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 Read Instructions (on back page) Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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PART I - REGISTRANT INFORMATION


     Parametric Technology Corporation
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Full Name of Registrant


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Former Name if Applicable


     140 Kendrick Street
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Address of Principal Executive Office (Street and Number)


     Needham, Massachusetts  02494
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City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]  (b)    The subject annual report, semi-annual report, transition
            report on Form 10-K, Form 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

Additional time will be needed for the Registrant to complete the preparation of its Annual Report on Form 10-K for the fiscal year ended September 30, 2002. The extension is needed to permit the Registrant to complete its analysis of the maintenance revenues from its services contracts. This analysis was undertaken in connection with the Registrant's implementation of a more sophisticated automated accounting system. The Registrant has preliminarily identified approximately $20 to $25 million of previously recognized maintenance revenue which should have been deferred and recognized in fiscal 2003 and later periods. The Registrant expects to report a corresponding reduction in maintenance revenue in prior periods, primarily in fiscal year 2002. The Registrant currently plans to file its Form 10-K by the 15th calendar day following the prescribed due date of the Form 10-K, as contemplated by Rule 12b-25(b)(2).

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Thomas L. Beaudoin                 (781)               370-5000
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         (Name)                      (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                        Parametric Technology Corporation
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  December 31, 2002           By:   /s/  Thomas L. Beaudoin
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                                     Thomas L. Beaudoin, Senior Vice President,
                                     Finance and Acting Chief Financial Officer

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                                   ATTACHMENT

PART IV - OTHER INFORMATION

(3) The Registrant is in the process of confirming the affect of its analysis described in Part III above on its fiscal 2002 services revenue. In its release dated October 15, 2002, the Registrant announced total revenue for its fiscal year ended September 30, 2002 of $753.9 million, compared to $940.3 million for its fiscal year ended September 30, 2001, and a net loss for fiscal 2002 of $75 million, or $0.29 per diluted share, compared to a net loss of $8.2 million, or $0.03 per diluted share, for fiscal 2001. These amounts do not give effect to any adjustment resulting from completion of the analysis described in Part III above and will change to the extent there are adjustments to maintenance service revenues for fiscal years 2002 and 2001.